Exhibit 99.1

EXECUTION VERSION

March 11, 2019

SECURITIES PURCHASE AGREEMENT

AMONG

BIOBLAST pharma ltd.

and

THE INVESTORS PARTY HERETO

TABLE OF CONTENTS

Article I DEFINITIONS		1
1.1	Definitions	1

Article II PURCHASE AND SALE		3
2.1	Closing	3
2.2	Closing Deliveries.	3

Article III REPRESENTATIONS AND WARRANTIES		4
3.1	Incorporation of Certain Representations and Warranties from Merger Agreement	4
3.2	Representations and Warranties of the Investors	4

Article IV ADDITIONAL COVENANTS		8
4.1	Transfer Restrictions.	8
4.2	Registration	8

Article V CONDITIONS		8
5.1	Conditions Precedent to the Obligations of the Investors	8
5.2	Conditions Precedent to the Obligations of the Company	9

Article VI INDEMNIFICATION		10
6.1	Indemnification of Investors	10
6.2	Conduct of Indemnification Proceedings	10

Article VII MISCELLANEOUS		10
7.1	Termination	10
7.2	Fees and Expenses	10
7.3	Entire Agreement; Further Assurances	11
7.4	Notices	11
7.5	Amendments; Waivers	11
7.6	Construction	11
7.7	Successors and Assigns	11
7.8	No Third-Party Beneficiaries	12
7.9	Governing Law; Venue; Waiver of Jury Trial	12
7.10	Survival	12
7.11	Execution	12
7.12	Severability	12
7.13	Independent Nature of Investors’ Obligations and Rights	13
7.14	Representations	13

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SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of March 11, 2019, is by and among BioBlast Pharma Ltd., a company formed under the laws of the State of Israel (the “Company”), and each investor identified on the signature pages hereto (each, an “Investor” and collectively, the “Investors”).

RECITALS

A.           The Company is a party to that certain Agreement and Plan of Merger, dated as of November 19, 2018 (the “Merger Agreement”), together with Enlivex Therapeutics Ltd., a company formed under the laws of the State of Israel (“Enlivex”), and Treblast Ltd., a company formed under the laws of the State of Israel and a wholly owned subsidiary of the Company (“Merger Sub”); and, pursuant to the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Enlivex (the “Merger”) with Enlivex surviving the Merger as a wholly owned subsidiary of the Company, and the Company’s name will change to “Enlivex Therapeutics Ltd”, and Enlivex’s name will change to “Enlivex Therapeutics R&D Ltd.”

B.           In connection with the transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions stated in this Agreement, the Company desires to issue and sell, and each Investor, severally and not jointly with any other Investor, desires to purchase, that number of the Company’s ordinary shares, NIS 0.40 per share (the “Ordinary Shares”), set forth on such Investor’s signature page to this Agreement.

C.           The Closing shall take place substantially concurrently with the consummation of the Merger.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Investors, intending to be legally bound hereby, agree as follows:

Article I
DEFINITIONS

1.1           Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“$” means U.S. dollars.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Business Day” means any day other than a Friday, Saturday, Sunday, or any day which shall be a federal legal holiday in the United States or a legal holiday in Israel.

“Closing” means the closing of the purchase and sale of the Ordinary Shares pursuant to Section 2.1.

“Closing Date” means the “Closing Date” as defined in the Merger Agreement, subject to the making of the deliverables required by Section 2.2 and satisfaction of the deliverables conditions set forth in Sections 5.1 and 5.2 (other than those to be satisfied at the Closing and those conditions waived by the Person entitled to the benefit of such conditions).

“Company” has the meaning set forth in the Preamble.

“Enlivex” has the meaning set forth in the Recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” has the meaning set forth in Section 3.2(c).

“Indemnified Person” has the meaning set forth in Section 6.2.

“Investor” has the meaning set forth in the Preamble.

“Investor Party” has the meaning set forth in Section 6.1.

“Losses” means any and all losses, claims, damages, liabilities, settlement costs and expenses, including, without limitation, reasonable attorneys’ fees.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“NIS” means New Israeli Shekels.

“Ordinary Shares” has the meaning set forth in the Recitals.

“Per Share Purchase Price” hast the meaning set forth in Section 2.1.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, a government or any department or agency thereof and any other legal entity.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, a partial proceeding, such as a deposition), whether commenced or threatened in writing.

“Prohibited Transaction” has the meaning set forth in Section 3.2(i).

“Registrable Securities” means the Ordinary Shares acquired hereunder any shares of capital stock issued or issuable with respect to such Ordinary Shares as a result of any stock split, dividend, distribution, recapitalization or similar transaction; provided, that the Registrable Securities shall cease to be Registrable Securities when (a) a registration statement covering such Registrable Securities has been declared effective by the SEC and such Registrable Securities have been disposed of pursuant to such effective registration statement, or (b) such Registrable Securities may be sold without restrictions or other limitations pursuant to Rule 144 (or any successor provision) under the Securities Act (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1).

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“Registration Statement” has the meaning set forth in Section 4.2.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Representatives” has the meaning set forth in Section 7.14.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Short Sales” means and includes, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, derivatives and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers.

“Transaction Documents” means this Agreement and each of the other agreements or instruments entered into or executed by the parties hereto in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

Article II
PURCHASE AND SALE

2.1          Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to each Investor, and each Investor shall, severally and not jointly, purchase from the Company, such number of Ordinary Shares set forth on such Investor’s signature page to this Agreement, at a purchase price per Ordinary Share equal to $12.25 (the “Per Share Purchase Price”). The date and time of the Closing shall be 10:00 a.m., Eastern Time, on the Closing Date. The Closing shall take place at the offices of Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Suite 4400, Miami, Florida 33131, (or pursuant to the electronic or other remote exchange of all executed documents and other deliverables required by this Agreement to be delivered at Closing) or at such other location as the parties determine.

2.2          Closing Deliveries.

(a)          At the Closing, the Company shall deliver to each Investor a certificate, duly executed by the Company and registered in the name of such Investor, or, if so indicated on such Investor’s signature page, in such other name(s) as designated by such Investor, inclusive of such restrictive and other legends as set forth in Section 4.1(b), evidencing such number of Ordinary Shares as is set forth on such Investor’s name on the Schedule of Investors. In lieu of such certificate, the Company may deliver a copy of issuance instructions in respect of such Investor’s Ordinary Shares delivered to the Company’s transfer agent.

(b)          At the Closing, each Investor shall deliver or cause to be delivered to the Company the following:

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(i)          an aggregate amount equal to the Per Share Purchase Price multiplied by the number of Ordinary Shares to be purchased by such Investor hereunder, as set forth on such Investor’s signature page to this Agreement, in immediately available funds, by wire transfer to an account designated in writing to such Investor by the Company for such purpose; and

(ii)         a completed and executed Investor Signature Page to this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES

3.1          Incorporation of Certain Representations and Warranties from Merger Agreement. The Company hereby represents and warrants to the Investors as follows: The representations and warranties made by the Company and Merger Sub to Enlivex as set forth in Article III, Sections 3.01 through 3.27 of the Merger Agreement, and the representations and warranties made by Enlivex to the Company and Merger Sub as set forth in Article IV Sections 4.01 through 4.28 of the Merger Agreement, with such representations and warranties as qualified by the exceptions disclosed in the Bioblast Disclosure Letter (as defined in the Merger Agreement) and the Enlivex Disclosure Letter (as defined in the Merger Agreement), are incorporated herein by reference and deemed made by the Company to the Investors as of the Closing (except to the extent that any such representations and warranties are made as of a specific date, in which case such representations and warranties are made as of such date).

3.2          Representations and Warranties of the Investors. Each Investor hereby, as to itself only and for no other Investor, represents and warrants to the Company as follows:

(a)          Organization; Authority. Such Investor, if such Investor is not a natural person, is an entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization with the requisite corporate, limited liability company, partnership or other power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The purchase by such Investor of the Ordinary Shares hereunder and the consummation of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership or other action on the part of such Investor. This Agreement and the Transaction Documents to which such Investor is a party or has or will execute have been duly executed and delivered by such Investor and constitute the valid and binding obligations of such Investor, enforceable against it in accordance with their terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)          No Public Sale or Distribution. Such Investor is acquiring the Ordinary Shares in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and such Investor does not have a present arrangement to effect any distribution of the Ordinary Shares or any other Ordinary Shares to or through any person or entity.

(c)          Investor Status. At the time such Investor was offered the Ordinary Shares, it was, and on the date hereof it is, and on the date on which it receives the Ordinary Shares it will be, an “accredited investor” as defined in Rule 501(a) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Investor is not a registered broker dealer registered under Section 15(a) of the Exchange Act, or a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an entity engaged in the business of being a broker dealer. Except as otherwise disclosed in writing to the Company in such Investor’s Investor Questionnaire, such Investor is not affiliated with any broker dealer registered under Section 15(a) of the Exchange Act, or a member of FINRA or an entity engaged in the business of being a broker dealer.

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(d)          General Solicitation. Such Investor is not purchasing the Ordinary Shares as a result of any advertisement, article, notice or other communication regarding the Ordinary Shares published in any newspaper, magazine or similar media, broadcast over television or radio, disseminated over the Internet or presented at any seminar or any other general solicitation or general advertisement. Neither such Investor, nor any Person acting on behalf of such Investor, has offered or sold, and does not presently intend to offer and sell at any future time, any Ordinary Shares by any form of general solicitation or general advertising.

(e)          Experience of Such Investor; Risk of Loss. Such Investor has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Ordinary Shares, and has so evaluated the merits and risks of such investment. Such Investor understands that it must bear the economic risk of its investment in the Ordinary Shares indefinitely, and is able to bear such risk and is able to afford a complete loss of such investment. Such Investor has the ability to bear the economic risks of its prospective investment in the Ordinary Shares and can afford the complete loss of such investment.

(f)          Access to Information. Such Investor acknowledges that it has been afforded: (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company and Enlivex concerning the Company and Enlivex and the terms and conditions of the offering of the Ordinary Shares and the merits and risks of investing in the Ordinary Shares; (ii) access to information about each of the Company and Enlivex and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company or Enlivex possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Such Investor has received and reviewed a complete copy of the Merger Agreement, together with all schedules, annexes and exhibits thereto, and such Investor has reviewed the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC, including the exhibits filed therewith, as well as each report (including such report’s exhibits) filed with the SEC subsequent to the Company’s filing of such Form 20-F.

(g)          No Governmental Review. Such Investor understands that no U.S. federal or state agency or any other government or governmental agency (whether of the United States or any other country or jurisdiction) has passed on or made any recommendation or endorsement of the Ordinary Shares or the fairness or suitability of the investment in the Ordinary Shares nor have such authorities passed upon or endorsed the merits of the offering of the Ordinary Shares.

(h)          No Conflicts. The execution, delivery and performance by such Investor of this Agreement and each other Transaction Document and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such that are not material and do not otherwise affect the ability of such Investor to consummate the transactions contemplated hereby or perform its obligations hereunder or thereunder.

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(i)          Prohibited Transactions; Confidentiality. Such Investor has not, directly or indirectly, and no Person acting on behalf of or pursuant to any understanding with such Investor has, engaged in any purchases or sales in any of the Company’s securities, including derivatives thereof, including, without limitation, any Short Sales involving any of the Company’s securities (a “Prohibited Transaction”), since the time that such Investor was first contacted by the Company or any other Person regarding an investment in the Company. Such Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with such Investor will engage, directly or indirectly, in any Prohibited Transactions in the securities of the Company prior to the time the transactions contemplated by this Agreement are publicly disclosed.

(j)          No Legal, Tax or Investment Advice; No Representations by the Company. Such Investor understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to such Investor in connection with the purchase of the Ordinary Shares constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Ordinary Shares and has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Ordinary Shares. Such Investor acknowledges and agrees that none of the Company, Enlivex nor any of their respective Representatives has made any representations or warranties with respect to the tax consequences or obligations (including, without limitation, reporting, withholding or other obligations) applicable to any Person which may result from the consummation of the transactions contemplated by the Transaction Documents.

(k)          Reliance on Exemptions. Such Investor understands that the Ordinary Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying upon the truth and accuracy of, and such Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Investor set forth herein in order to determine the availability of such exemptions and the eligibility of such Investor to acquire the Ordinary Shares.

(l)          Residency. Such Investor is a resident of that jurisdiction specified below its address on such Investor’s signature page hereto.

(m)        Transfer or Resale. Such Investor understands that: (i) the Ordinary Shares have not been and are not being registered under the Securities Act, any U.S. state securities laws or under the laws of any other jurisdiction, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder or (B) such Investor shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Ordinary Shares to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; (ii) any sale of the Ordinary Shares made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Ordinary Shares under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Ordinary Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(n)          Legends. Such Investor understands that the certificates representing the Ordinary Shares shall bear any legend as required by the “blue sky” laws of any state and restrictive legends in substantially the following forms (and a stop-transfer order may be placed against transfer of such share certificates or any Ordinary Shares held electronically in book-entry with the Company’s transfer agent):

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THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (I) AS PART OF THEIR DISTRIBUTION AT ANY TIME OR (II) OTHERWISE UNTIL SIX MONTHS AFTER THE LATER OF THE COMMENCEMENT OF THE OFFERING THEREOF AND THE CLOSING DATE, EXCEPT IN EITHER CASE IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT. NO HEDGING TRANSACTION CAN BE CONDUCTED WITH REGARD TO THE SECURITIES EXCEPT AS PERMITTED BY THE SECURITIES ACT. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE (AND NON-U.S., AS APPLICABLE) SECURITIES LAWS OR BLUE SKY LAWS.

Such investor understands that the legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Ordinary Shares upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Ordinary Shares (x) are registered for resale pursuant to an effective registration statement under the Securities Act and (y) are resold pursuant to such registration statement or (ii) in connection with a sale, assignment or other transfer pursuant to Rule 144, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer may be made in compliance with Rule 144.

(o)          No Other Representations or Warranties; Reliance. Such Investor acknowledges and agrees that, except for the representations and warranties contained in this Agreement, none of the Company, Enlivex, Merger Sub nor any of their respective Affiliates nor any other Person makes any express or implied representation or warranty on behalf of the Company with respect to the offer, issuance and sale of the Ordinary Shares hereunder, and such Investor hereby disclaims any such representation or warranty whether by the Company, Enlivex, Merger Sub or any of their respective Affiliates or any other Person.

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Article IV
ADDITIONAL COVENANTS

4.1          Transfer Restrictions.

(a)          Each Investor covenants that the Ordinary Shares acquired by such Investor will be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with applicable state and foreign securities laws. In connection with any transfer of Ordinary Shares other than pursuant to an effective registration statement or to the Company, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.

(b)          The Investors agree to the imprinting, until no longer required by this Section 4.1(b), of those legends set forth in Section 3.2(n), together with such other legends as may be required by applicable law. The Ordinary Shares shall not be required to contain such legend or any other legend (i) following any sale of such Ordinary Shares pursuant to an effective registration statement under the Securities Act, (ii) pursuant to Rule 144 if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the Ordinary Shares can be sold under Rule 144 or (iii) if the holder provides the Company with a legal opinion (and the documents upon which the legal opinion is based) reasonably acceptable to the Company to the effect that the legend is not required under applicable requirements of the Securities Act (including controlling judicial interpretations and pronouncements issued by the Staff of the SEC).

4.2          Registration. Following consummation of the Merger and not later than the 60th day following the date on which the Company files its Annual Report on Form 20-F for the year ended December 31, 2018, the Company file with the SEC a registration statement on Form F-1, Form F-3 or such other form under the Securities Act as is then available to the Company (including the prospectus, amendments and supplements to such registration statement or prospectus, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference, if any, in such registration statement, the “Registration Statement”), providing for the resale from time to time by the Investors of any and all Registrable Securities. The Company agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable following such filing. The Company shall promptly, and in any event within five (5) Business Days, notify the Investors of the effectiveness of the Registration Statement. The Company shall maintain the effectiveness of the Registration Statement for so long as there are any Registrable Securities outstanding, with respect to such Registrable Securities.

Article V
CONDITIONS

5.1          Conditions Precedent to the Obligations of the Investors. The obligation of each Investor to acquire Ordinary Shares at the Closing is subject to the satisfaction or waiver by such Investor, at or before the Closing, of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Company contained in Section 3.1 shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of the Closing Date (except for those representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date).

(b)          Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

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(c)          Transaction Documents. The Company shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Investors.

(d)          No Injunction. No Proceeding shall have been filed and no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered or promulgated by any court or governmental authority of competent jurisdiction that prohibits or seeks to prohibit or otherwise challenges the consummation of any of the transactions contemplated by the Transaction Documents.

(e)          Consummation of Merger. The Merger shall have been consummated or shall be consummated substantially concurrently with Closing.

5.2           Conditions Precedent to the Obligations of the Company. The obligation of the Company to issue and sell the Ordinary Shares at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of the Investors contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of the Closing Date (except for those representations and warranties that speak as of a specific date, which shall be true and correct in all material respects as of such specified date); and

(b)          Performance. The Investors shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investors at or prior to the Closing.

(c)          Transaction Documents. Each Investor shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company. The Investors shall have delivered to the Company those items required by Section 2.2(b).

(d)          No Injunction. No Proceeding shall have been filed and no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered or promulgated by any court or governmental authority of competent jurisdiction that prohibits or seeks to prohibit or otherwise challenges the consummation of any of the transactions contemplated by the Transaction Documents.

(e)          Consummation of Merger. The Merger shall have been consummated or shall be consummated substantially concurrently with Closing.

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Article VI
INDEMNIFICATION

6.1           Indemnification of Investors. The Company will indemnify and hold each Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and reasonable costs of investigation that any such Investor Party may suffer or incur, as a result of or relating to third party claims against such Investor relating to any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents, provided that such a claim for indemnification relating to any breach of any of the representations or warranties made by the Company in this Agreement is made within six months from the Closing. The indemnification provided by the Company under this Section 6.1 shall be the exclusive remedy available to the Investors against the Company or any of its directors and officers in connection with any inaccuracy or breach of any representation or warranty contained in Section 3.1, except in the case of fraud. The Company will not be liable to any Investor Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor Party in this Agreement or in the other Transaction Documents.

6.2           Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the “Indemnified Person”) of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 6.1, such Indemnified Person shall promptly notify the Company in writing, and the Company shall assume the defense thereof, and shall assume the payment of all fees and expenses; provided, however, that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them in such proceeding; provided, that, in the case of the foregoing clauses (i) through (iii), the Company shall not pay for more than one counsel for all Indemnified Persons. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

Article VII
MISCELLANEOUS

7.1           Termination. This Agreement may be terminated by the Company or Investors having the right to acquire a majority of Ordinary Shares hereunder, by written notice to the other parties, if the Closing has not been consummated by June 30, 2019; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

7.2           Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of Ordinary Shares.

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7.3           Entire Agreement; Further Assurances. The Transaction Documents, together with the Exhibits, Annexes and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Investors will execute and deliver to the Investors such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.4           Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified on the applicable signature page to this Agreement prior to 6:30 p.m. Eastern Time on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified on the applicable signature page to this Agreement on a day that is not a Business Day or later than 6:30 p.m. Eastern Time on any Business Day, (c) the Business Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses, facsimile numbers and email addresses for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person.

7.5           Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Investors holding or having the right to acquire a majority of the Ordinary Shares subscribed for hereunder at the time of such amendment or, in the case of a waiver, by the party against whom enforcement of such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

7.6           Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

7.7           Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investors entitled to purchase, or holding, as applicable, a majority of the Ordinary Shares subscribed for, or acquired, hereunder; provided, however that this Agreement shall be assigned to any corporation or association into which the Company may be merged or converted or with which it may be consolidated, or any corporation, association or other similar entity resulting from any merger, conversion or consolidation to which the Company shall be a party without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties to this Agreement except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding. Any Investor may assign its rights under this Agreement to any Person to whom such Investor assigns or transfers any Ordinary Shares, provided (i) such transferor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company after such assignment, (ii) the Company is furnished with written notice of the name and address of such transferee or assignee, (iii) following such transfer or assignment, the further disposition of such securities by the transferee or assignee is restricted under the Securities Act and applicable state securities laws, (iv) such transferee agrees in writing to be bound, with respect to the transferred Ordinary Shares, by the provisions hereof that apply to the “Investors” and (v) such transfer shall have been made in accordance with the applicable requirements of this Agreement and with all laws applicable thereto.

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7.8           No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

7.9           Governing Law; Venue; Waiver of Jury Trial. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ISRAEL. THE COMPANY AND INVESTORS HEREBY IRREVOCABLY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION LOCATED IN TEL AVIV-JAFFA, ISRAEL FOR THE ADJUDICATION OF ANY DISPUTE BROUGHT BY THE COMPANY OR ANY INVESTOR HEREUNDER, IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN (INCLUDING WITH RESPECT TO THE ENFORCEMENT OF ANY OF THE TRANSACTION DOCUMENTS), AND HEREBY IRREVOCABLY WAIVE, AND AGREE NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING BROUGHT BY THE COMPANY OR ANY INVESTOR, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, OR THAT SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF VIA REGISTERED OR CERTIFIED MAIL OR OVERNIGHT DELIVERY (WITH EVIDENCE OF DELIVERY) TO SUCH PARTY AT THE ADDRESS IN EFFECT FOR NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. THE COMPANY AND INVESTORS HEREBY WAIVE ALL RIGHTS TO A TRIAL BY JURY.

7.10         Survival. Unless this Agreement is terminated pursuant to Section 7.1, the representations and warranties contained herein shall survive for a period of six months immediately following the Closing Date, and the other agreements and covenants contained herein shall survive indefinitely.

7.11         Execution. This Agreement may be executed in counterparts, all of which when taken together shall be considered one and the same agreement. In the event that any signature is delivered by facsimile transmission or email attachment, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email-attached signature page were an original thereof.

7.12         Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

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7.13         Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Documents. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment hereunder. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose.

7.14         Representations. Each Investor agrees that, except for the representations and warranties contained in Section 3.1, the Company makes no other representations or warranties, and the Company hereby disclaims any other representations or warranties made by itself or any of its directors, officers employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”), with respect to the execution and delivery of this Agreement and the other Transaction Documents, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company in this Agreement, each of the Investors agrees that none of the Company, Enlivex nor any of their respective Affiliates makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its subsidiaries or the future business, operations or affairs of the Company or any of its subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it with respect to the Company or any of its subsidiaries or the business, operations or affairs of the Company or any of its subsidiaries, except to the extent and as expressly covered by a representation and warranty made in this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have executed or caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

BioBlast Pharma Ltd.

By:
Name:
Title:

Address for Notices:
c/o Enlivex Therapeutics Ltd. Hadassah Ein Karem POB 12167 Jerusalem, Israel 91120 Attn: Shai Novik Email: shai.novik@gmail.com
With a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A. 333 S.E. 2nd Avenue Suite 4400 Miami, FL 33131 Attn: Robert L. Grossman Drew M. Altman Email: grossmanb@gtlaw.com altmand@gtlaw.com

[Company Signature Page to Securities Purchase Agreement]

Investor Signature Page

IN WITNESS WHEREOF, by its execution and delivery of this signature page, the undersigned Investor hereby joins in and agrees to be bound by the terms and conditions of that certain Securities Purchase Agreement dated as of March __, 2019 (the “Purchase Agreement”), by and among BioBlast Pharma Ltd., a company formed under the laws of the State of Israel, and the Investors party thereto, as to the number of Ordinary Shares set forth below such Investor’s name below, and authorizes this signature page to be attached to the Purchase Agreement or counterparts thereof.

Name of Investor:

By:
Name:
Title:

Number of Ordinary Shares Purchased:______________

Aggregate Purchase Price: US$____________________

Address:

Telephone No.:

Facsimile No.:

Email Address:

Delivery Instructions (if different than above):

c/o:
Address:

Telephone No.:
Facsimile No. :
Other Special Instructions:

[Investor Signature Page to Securities Purchase Agreement]